EXHIBIT 12.1

THE HERSHEY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Years Ended December 31, 2010, 2009, 2008, 2007 and 2006

(in thousands of dollars except for ratios)

(Unaudited)

	2010		2009		2008		2007		2006
Earnings:
Income from continuing operations before income taxes	$808,864	(a)	$671,131	(b)	$492,022	(c)	$340,242	(d)	$876,502	(e)
Add (Deduct):
Interest on indebtedness	97,704		91,336		99,678		121,066		117,738
Portion of rents representative of the interest factor (f)	7,472		8,294		9,372		8,147		7,647
Amortization of debt expense	1,139		970		922		756		574
Amortization of capitalized interest	1,478		1,354		1,637		2,392		2,850
Adjustment to exclude minority interest and income or loss from equity investee	(8,183)		(5,614)		(3,465)		(503)		—

Earnings as adjusted	$908,474		$767,471		$600,166		$472,100		$1,005,311

Fixed Charges:
Interest on indebtedness	$97,704		$91,336		$99,678		$121,066		$117,738
Portion of rents representative of the interest factor (f)	7,472		8,294		9,372		8,147		7,647
Amortization of debt expense	1,139		970		922		756		574
Capitalized interest	2,116		2,640		5,779		2,770		77

Total fixed charges	$108,431		$103,240		$115,751		$132,739		$126,036

Ratio of earnings to fixed charges	8.38		7.43		5.18		3.56		7.98

NOTES:

(a)	Includes total business realignment and impairment charges of $98.6 million before tax.
(b)	Includes total business realignment and impairment charges of $99.1 million before tax.
(c)	Includes total business realignment and impairment charges of $180.7 million before tax.
(d)	Includes total business realignment and impairment charges of $412.6 million before tax.
(e)	Includes total business realignment and impairment charges of $11.6 million before tax.
(f)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.